UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934.

HUTCHINSON TECHNOLOGY INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

3.25% CONVERTIBLE SUBORDINATED NOTES DUE 2026

(Title of Class of Securities)

448407AF3

(CUSIP Number of Class of Securities)

David P. Radloff

Vice President and Chief Financial Officer

Hutchinson Technology Incorporated

40 West Highland Park Drive NE

Hutchinson, MN 55350

Telephone (320) 587-3797

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Sonia A. Shewchuk, Esq.

Peggy Steif Abram, Esq.

Faegre & Benson LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402

Phone: (612) 766-7810

Fax: (612) 766-1600

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$75,294,000	$4,369.43

*	The transaction valuation is $40,000,000 (the maximum aggregate principal amount of 8.50% Convertible Senior Notes due 2026 (the “New Notes”) to be tendered for Old Notes (as defined below)) plus $35,294,000 (the maximum aggregate principal amount of 3.25% Convertible Subordinated Notes due 2026 (the “Old Notes”) to be tendered for cash).

**	The filing fee was estimated pursuant to Rule 457(f) under the Securities Act of 1933, as amended, and is based on the book value of the Old Notes to be tendered ($67,635,094.32) less the amount of cash to be paid by the Issuer in exchange for the Old Notes tendered for cash in the tender/exchange offer ($30,000,000). The filing fee has been offset as provided in Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, by the registration fees paid under Section 6(b) of the Securities Act of 1933, as amended, with respect to the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,369.43

Form or Registration No.: Form S-4 (File No. 333-171614)

Filing Party: Hutchinson Technology Incorporated

Date Filed: January 10, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by Hutchinson Technology Incorporated, a Minnesota corporation (the “Company”), relating to a tender/exchange offer (as defined herein), upon the terms and subject to the conditions described in the preliminary prospectus dated February 3, 2011 (as it may be supplemented from time to time, the “Prospectus”) and set forth in the related letter of transmittal. More specifically, the Company is offering to exchange or purchase, at the election of each holder and subject to the Exchange Limit and the Cash Payment Limit described below, its outstanding 3.25% Convertible Subordinated Notes due 2026, CUSIP No. 448407AF3 (the “Old Notes”), for:

(1)	A new series of 8.50% Convertible Senior Notes due 2026 (the “New Notes”), in an amount equal to $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes exchanged (the “Exchange Option”). If the amount of Old Notes tendered under the Exchange Option exceeds $40.0 million in aggregate principal amount (the “Exchange Limit”), the Company will accept the Old Notes tendered for exchange on a pro rata basis and return any Old Notes which are not accepted for exchange to the holder of such Old Notes;

(2)	Cash, in an amount equal to $850 for each $1,000 principal amount of Old Notes tendered (the “Tender Option”). If the cash required to purchase all of the Old Notes tendered under the Tender Option exceeds $30.0 million (the “Cash Payment Limit”), the Company will accept the Old Notes tendered for purchase on a pro rata basis, and unless withdrawn, the balance of the Old Notes tendered under the Tender Option but not accepted for purchase for cash will be treated as if they had been tendered for exchange under the Exchange Option and will be exchanged for New Notes, subject to the Exchange Limit; or

(3)	A combination of the Exchange Option, subject to the Exchange Limit, and the Tender Option, subject to the Cash Payment Limit.

The Exchange Option and the Tender Option are referred to collectively as the “tender/exchange offer.” The maximum aggregate principal amount of Old Notes that may be exchanged and purchased pursuant to the terms of the tender/exchange offer is $75,294,000.

The Prospectus forms a part of the Registration Statement on Form S-4 (File No. 333-171614) filed by the Company with the Securities and Exchange Commission (the “SEC”) on January 10, 2011, as amended by Amendment No. 1 then to filed on January 26, 2011 and Amendment No. 2 thereto filed on February 3, 2011 (the “Registration Statement”), relating to the New Notes that may be issued in connection with the tender/exchange offer, and an indeterminate number of shares of the Company’s common stock, par value $.01 per share (the “Common Stock”), that may be issued upon conversion of the New Notes. The Prospectus and the related letter of transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and are incorporated by reference herein to the extent provided herein. The tender/exchange offer is subject to the general conditions discussed in the Prospectus under “Questions and Answers About the Tender/Exchange Offer—What are the conditions to the tender/exchange offer?”, “Summary of the Tender/Exchange Offer—Conditions to the Tender/Exchange Offer” and “The Tender/Exchange Offer—Conditions to the Tender/Exchange Offer.” The tender/exchange offer commenced on January 10, 2011 and will expire at 5:00 p.m., New York City time, on February 8, 2011, unless terminated earlier or extended by the Company.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. To the extent noted, information set forth in the Registration Statement is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information in the Prospectus under the headings “Questions and Answers About the Tender/Exchange Offer” and “Summary of the Tender/Exchange Offer” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is Hutchinson Technology Incorporated. The address of the Company’s principal executive offices is 40 West Highland Park Drive NE, Hutchinson, Minnesota 55350, and the Company’s telephone number is (320) 587-3797.

(b) Securities. The subject class of securities is the Company’s 3.25% Convertible Subordinated Notes due 2026, defined herein as the Old Notes. As of February 1, 2011, there was $197,500,000 aggregate principal amount of Old Notes outstanding.

(c) Trading Market and Price. The information in the Prospectus under the heading “Price Range of Common Stock” is incorporated herein by reference. There is no established trading market for the Old Notes.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The filing person is the Company. The information set forth in response to Item 2(a) above is incorporated herein by reference in response to this Item.

The following table sets forth the names of each of the members of the Company’s board of directors and each of the Company’s executive officers as of the date hereof. The address and telephone number of each director and executive officer is c/o Hutchinson Technology Incorporated, 40 West Highland Park Drive NE, Hutchinson, Minnesota 55350, (320) 587-3797.

Name	Position
Jeffrey W. Green	Chairman of the Board of Directors and Director

Wayne M. Fortun	President, Chief Executive Officer and Director

Martha Goldberg Aronson	Director

Mark A. Augusti	Director

Gary D. Henley	Director

Russell Huffer	Director

William T. Monahan	Director

Thomas R. VerHage	Director

Connie L. Pautz	Vice President of Human Resources & Corporate Communications

Richard J. Penn	Senior Vice President and President of the BioMeasurement Division

David P. Radloff	Vice President and Chief Financial Officer

R. Scott Schaefer	Vice President and Chief Technology Officer

Kathleen S. Skarvan	Senior Vice President and President of the Disk Drive Components Division

Item 4.	Terms of the Transaction.

(a) Material Terms. The information in the Prospectus under the headings “Questions and Answers About the Tender/Exchange Offer,” “Summary of the Tender/Exchange Offer,” “The Tender/Exchange Offer,” “Description of the New Notes” and “Material United States Federal Income Tax Considerations” is incorporated herein by reference.

(b) Purchases. None of the Company’s officers, directors or affiliates own any of the Old Notes and, therefore, no Old Notes will be purchased from any officer, director or affiliate of the Company in connection with the tender/exchange offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

Agreements (each of which is filed as an exhibit to this Schedule TO and incorporated herein by reference) relating to the Old Notes:

(i)	Dealer Manager Agreement between Hutchinson Technology Incorporated and Citadel Securities, LLC, dated January 10, 2011.
(ii)	Amendment to Dealer Manager Agreement between Hutchinson Technology Incorporated and Citadel Securities, LLC, dated January 25, 2011.

(iii)	Indenture, dated as of January 25, 2006, between the Company and LaSalle Bank National Association, as Trustee, and Instrument of Resignation, Appointment and Acceptance, dated as of October 29, 2008, by and among the Company, LaSalle Bank National Association, as prior trustee, and Wells Fargo Bank, National Association, as successor trustee.

Agreements (each of which is filed as an exhibit to this Schedule TO and incorporated herein by reference) relating to the Common Stock:

(iv)	Amended and Restated Articles of Incorporation of the Company.

(v)	Restated By-Laws of the Company, as amended December 3, 2008.

(vi)	Rights Agreement, dated as of July 29, 2010, between the Company and Wells Fargo Bank, N.A., as Rights Agent.

(vii)	Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008).

(viii)	Form of Non-Statutory Stock Option Agreement (Employee) under Hutchinson Technology Incorporated Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008).

(ix)	Form of Incentive Stock Option Agreement (Employee) under Hutchinson Technology Incorporated Amended and Restated 1996 Incentive Plan) (As Amended and Restated October 10, 2008).

(x)	Form of Non-Statutory Stock Option Agreement (Director) under Hutchinson Technology Incorporated Amended and Restated 1996 Incentive Plan) (As Amended and Restated October 10, 2008).

(xi)	Form of Restricted Stock Agreement (Director) under Hutchinson Technology Incorporated Amended and Restated 1996 Incentive Plan.

(xii)	Non-Employee Directors Equity Plan.

(xiii)	Employee Stock Purchase Plan (As Amended and Restated January 20, 2011).

(xiv)	2011 Equity Incentive Plan.

(xv)	Form of Director Stock Option Agreement under the Company’s 2011 Equity Incentive Plan.

In addition to the agreements listed in (iv) - (xii) above, the information set forth under the headings “Security Ownership of Principal Shareholders and Management,” “Director Compensation,” “Compensation Discussion and Analysis,” “Summary Compensation Table,” “Grants of Plan-Based Awards,” “Outstanding Equity Awards,” “Potential Payments Upon Termination or Change in Control” in the Company’s Definitive Proxy Statement relating to its Annual Meeting of Shareholders, filed on December 10, 2010, is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information in the Prospectus under the headings “Questions and Answers About the Tender/Exchange Offer —Why are you making the tender/exchange offer?”, “Summary of the Tender/Exchange Offer—Purpose of the Tender/Exchange Offer” and “The Tender/Exchange Offer—Reasons for the Tender/Exchange Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The Company will retire and cancel the Old Notes exchanged or purchased for cash in the tender/exchange offer.

(c) Plans. None.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information in the Prospectus under the headings “Questions and Answers About the Tender/Exchange Offer—How will you fund the tender/exchange offer?,” “Summary of the Tender/Exchange Offer—Source of Funds” and “The Tender/Exchange Offer—Source of Funds” is incorporated herein by reference.

(b) Conditions. None.

(d) Borrowed Funds. None.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. To the knowledge of the Company, after making reasonable inquiry, no Old Notes are beneficially owned by any person whose ownership would be required to be disclosed by this Item.

(b) Securities Transactions. To the knowledge of the Company, after making reasonable inquiry, during the 60 days preceding the date of this Schedule TO, none of the Company, its subsidiaries, its affiliates or the executive officers or directors of the Company or any of its subsidiaries has engaged in any transactions in the Old Notes.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information in the Prospectus under the headings “Questions and Answers About the Tender/Exchange Offer—Are you making a recommendation regarding whether I should participate in the tender/exchange offer?”, “Summary of the Tender/Exchange Offer—Deciding Whether to Participate,” “The Tender/Exchange Offer—Deciding Whether to Participate” and “Dealer Manager, Exchange Agent and Information Agent” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) of this Item 10(a) can be obtained as provided in the Prospectus under the heading “Incorporation By Reference.”

(1)	The audited financial statements of the Company set forth on pages 39–60 in the Company’s Annual Report on Form 10-K for the fiscal year ended September 26, 2010 are incorporated herein by reference.

(2)	The interim financial statements of the Company set forth in Part I, Item 1, appearing on pages 2–14 of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 26, 2010, are incorporated herein by reference.

(3)	The information in the Prospectus under the heading “Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

(4)	The book value per share of the Common Stock as of December 26, 2010 was $10.64.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	None.

(2)	The only regulatory requirements that must be met are those imposed by applicable securities laws.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b) Other Material Information. None.

Item 12.	Exhibits.

See the Exhibit Index immediately following the signature page.

Item 13.	Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Date: February 3, 2011	HUTCHINSON TECHNOLOGY INCORPORATED

	By:	/s/ David P. Radloff
David P. Radloff
Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)	Prospectus dated February 3, 2011 (filed with the SEC as part of the Company’s Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-171614) on February 3, 2011 and incorporated herein by reference).

(a)(1)(ii)	Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-171614), filed with the SEC on January 26, 2011).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4 (File No. 333-171614), filed with the SEC on January 10, 2011).

(a)(1)(iv)	Letter to Clients (incorporated herein by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-4 (File Number 333-171614), filed with the SEC on January 10, 2011).

(a)(1)(v)	Press Release, dated January 10, 2011 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on January 10, 2011 (file number 1-34838) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended).

(a)(1)(vi)	Form of 8.50% Convertible Senior Notes Due 2026 Indenture, between Hutchinson Technology Incorporated and Wells Fargo Bank, National Association, as Trustee (incorporated herein by reference to Exhibit 4.5 to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-171614) filed with the SEC on January 26, 2011).

(a)(1)(vi)	Form 8.50% Convertible Senior Notes Due 2026 (incorporated herein by reference to Exhibit 4.6 to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-171614) filed with the SEC on January 26, 2011).

(b)	Not applicable.

(d)(i)	Dealer Manager Agreement between Hutchinson Technology Incorporated and Citadel Securities, LLC (incorporated herein by reference to Exhibit 1.1 to the Company’s Registration Statement on Form S-4 (File No. 333-171614), filed with the SEC on January 10, 2011).

(d(ii)	Amendment to Dealer Manager Agreement between Hutchinson Technology Incorporated and Citadel Securities, LLC (incorporated herein by reference to Exhibit 1.2 to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-171614), filed with the SEC on January 26, 2011).

(d)(iii)	Indenture dated as of January 26, 2006 between the Company and LaSalle Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed January 26, 2006; File No. 0-14709), and Instrument of Resignation, Appointment and Acceptance dated as of October 29, 2008 by and among the Company, LaSalle Bank National Association, as prior trustee, and Wells Fargo Bank, National Association, as successor trustee.

(d)(iv)	Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 29, 2002; File No. 0-14709).

(d)(v)	Restated Bylaws of the Company, as amended December 3, 2008 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed December 9, 2008; File No. 0-14709).

(d)(vi)	Rights Agreement, dated as of July 29, 2010, between the Company and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A, dated July 30, 2010; File No. 1-34838).

(d)(vii)	Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008) (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008; File No. 0-14709).

(d)(viii)	Form of Non-Statutory Stock Option Agreement (Employee) under the Company’s Amended and Restated 1996 Incentive Plan (As Amended and Restated October 10, 2008) (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008; File No. 0-14709).

(d)(ix)	Form of Incentive Stock Option Agreement (Employee) under the Company’s Amended and Restated 1996 Incentive Plan) (As Amended and Restated October 10, 2008) (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008; File No. 0-14709).

(d)(x)	Form of Non-Statutory Stock Option Agreement (Director) under the Company’s Amended and Restated 1996 Incentive Plan) (As Amended and Restated October 10, 2008) (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2008; File No. 0-14709).

(d)(xi)	Form of Restricted Stock Agreement (Director) under the Company’s Amended and Restated 1996 Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed December 7, 2004; File No. 0-14709).

(d)(xii)	Non-Employee Directors Equity Plan (incorporated by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 filed December 17, 2009; File No. 0-14709).

(d)(xiii)

Employee Stock Purchase Plan (As Amended and Restated January 20, 2011) (incorporated by reference to Appendix B to Definitive Proxy Statement on Schedule 14A filed December 10, 2010; File No. 1-34838).

(d)(xiv)	2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 26, 2010; File No. 1-34838).

(d)(xv)	Form of Director Stock Option Agreement under the Company’s 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 26, 2010; File No. 1-34838).

(g)	Not applicable.

(h)	Not applicable.